August 28, 2025

Lee Kalowski
CFO and President
Q32 Bio Inc.
830 Winter Street
Waltham, MA 02451

       Re: Q32 Bio Inc.
           Form 10-K for the year ended December 31, 2024
           Filed March 11, 2025
           File No. 001-38433
Dear Lee Kalowski:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences